

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 7, 2012

Via E-mail
Michael Pruitt
Chief Executive Officer
Chanticleer Holdings, Inc.
11220 Elm Lane, Suite 203
Charlotte, NC 28277

> **Re: Chanticleer Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 12, 2012**
> **File No. 333-178307**

Dear Mr. Pruitt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Other Countries, page 3

1.   We note your added disclosure about your operations in Brazil and Australia and Europe and note, specifically, that you now have agreements in place with respect to several of these locations. To the extent applicable, please expand your disclosure to provide greater detail about each of these agreements and plans for development, and file the agreements as appropriate under Item 601 of Regulation S-K.

There may be a limited public market…, page 15

2.   We note your disclosure in the first sentence of this risk factor. Please explain which requirement(s) your stock does not currently meet for initial listing and describe your plan of remedy. We note that you have applied for listing on the NASDAQ Capital Market.

Liquidity and Capital Resources and Going Concern, page 20

3.   We note your disclosure on page 21 that if you are unable to obtain funding from the Offering, you will seek other sources of interim funding and maintain current operations and complete the restaurants already underway. Please expand your disclosure to more specifically describe what those other sources of funding would be.

Other Income, page 23

4.   We note your response to comment 2 from our letter dated February 23, 2012. Please explain in greater detail why you do not believe this comment is relevant, simply because you now present financial data on an annual basis. Alternatively, please revise your disclosure to quantify and describe the nature of the additional expenses that were discovered.

Item 16. Exhibits and Financial Statement Schedules, page 106

5.   Please submit all exhibits as promptly as possible. Please also consider providing us with a draft of your legality opinion with your amendment. Note that we will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

Cc: Clint Gage
        Roetzel & Andress